PointView Capital, Inc.

Eric S. Tait

Chief Executive Officer and Director

3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

August 22, 2012

United States Securities & Exchange Commission

Attn: Mr. Tom Kluck

Legal Branch Chief

Washington, D.C.

      Re: PointView Capital, Inc.

            Offering Statement on Form 1-A

            File No. 024-10306

REQUEST FOR QUALIFICATION

Dear Mr. Kluck:

      PointView Capital, Inc. (the "Registrant") hereby requests qualification of its Offering Statement on Form 1-A (File No. 024-10306), as amended (the "Offering Statement"), so that it may become qualified at 4:00 p.m. Eastern Daylight Time on September 5th, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)   should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii)   the Registrant may not assert comments of the Commission or the staff and the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Mr. Tait at (404) 855-1726. We also respectfully request that a copy of the written order from the Commission verifying the qualification time and date of such Offering Statement be sent via email at erictait@earthlink.net.

Best Regards,

POINTVIEW CAPITAL, INC.



Eric S. Tait, CEO